Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: June 25, 2014

TO: TriQuint Employees

SUBJECT: The Compass - Setting the Direction for the New Company, Part 2

The first issue of The Compass explored how the combination of RFMD and TriQuint will help customers and partners address opportunities with the Connected Generation by offering technology and products that remove geographic and social barriers to bridge the data divide. In the second part of this five-part series, The Compass offers insight into how the creation of a new company will help transform our industry.

Part 2: Setting the New Standard for the Industry

A combined RFMD and TriQuint will have the opportunity to achieve things that neither company could accomplish alone. NewCo will have greater size and scale needed to compete and win with technology and products that support the Connected Generation, and attainable financial targets to deliver superior results. NewCo employees will have the opportunity to share in the rewards it creates.

NewCo will offer a very broad portfolio of enabling technologies for developing and commercializing tightly integrated solutions for the mobile market, and will build on its reputation as a premier supplier of advanced RF technologies for the infrastructure and defense markets.

To address opportunities in the mobile market, NewCo will bring under one roof the critical RF building blocks required to simplify handset and equipment design, reduce size and conserve power, while improving system performance. NewCo will work to set the standard by collaborating on key building blocks for the mobile market:

•	TriQuint’s BAW and SAW technologies combined with RFMD’s SOI switches and envelope tracking PAs/ PMICs will provide industry-leading performance.

•	A PCB solution recently delivered to OEMs couples RFMD’s multi-mode, multi-band PA with TriQuint’s NoDrift™ Band 13 discrete duplexer.

•	NewCo will be well positioned to support continued RF integration over the next several years as customers migrate to smaller, simpler, high performance solutions.

NewCo will also enable the next generation of communications infrastructure, from high-speed 4G LTE networks to the optical paths that connect them. Infrastructure providers can build next-generation networks by choosing from a broad, complementary portfolio of NewCo products:

•	TriQuint is paving the way to next generation optical networks with products that support speeds up to 400 Gigabits per second.

•	RFMD is helping enable the next generation of CATV networks with an award-winning Gallium Nitride (GaN) amplifier family for DOCSIS 3.1 (also known as Gigasphere).

•	Base station customers are asking for higher levels of integration; this merger will create an opportunity to combine RFMD’s SOI-based switches and attenuators with TriQuint’s leading low noise devices for optimal receive-path modules in wireless infrastructure.

The merger will broaden RFMD and TriQuint’s collective capabilities and position NewCo to offer much greater size and scale to the defense & aerospace industry:

•	TriQuint has earned the U.S. Department of Defense (DoD) Trusted Source accreditation for GaAs, GaN and BAW processes, and recently added post-processing, packaging, assembly and test services.

•	TriQuint supports defense systems used on advanced aircraft, including the F-15, F-22, and F-35. RFMD has also been a reliable partner for products that target radar, communications, and electronic-warfare applications.

•	The merger will create the opportunity to run existing TriQuint products through RFMD’s space qualification operation to enable new space-related product opportunities.

Combining engineering creativity with high-volume manufacturing and product development expertise, NewCo’s goal will be to set the standard for translating R&D advances quickly into large scale, volume manufacturing. NewCo will have the tools and capabilities to help its customers get products to market more quickly and cost-effectively – and will have more combined strength through mobile, infrastructure and defense innovation pipelines than either RFMD or TriQuint was able to create before.

NewCo also intends to set the standard for financial performance in our industry. The combined company will have multiple opportunities to grow revenue, grow operating income and grow free cash flow. With its increased scale, expanded offering and a greatly improved operating model, NewCo will be able to fund new areas of growth and provide employees an expanded opportunity to share in its success. The more momentum both companies have leading up to Day One (the day the merger closes), the better positioned NewCo will be to deliver on those financial results.

The next issue of The Compass will explore how NewCo can create a common culture that will fuel its success. Part 3 of The Compass will also detail the financial model being established for NewCo and the plan to achieve our goals, starting with a successful Day One!

Sidebar

NewCo’s goal will be to set the standard for translating R&D advances quickly into large scale, volume manufacturing.

Caption for picture

TriQuint’s wafer fab in Richardson, TX has helped the Company earn Trusted Source accreditation from the DoD

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations

Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.